400 Howard Street P.O.Box 7101 San Francisco, CA 94105 Tel +1 800 474 2737

December 21, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	iShares Trust
File Nos. 333-92935 and 811-09729
Post-Effective Amendment No. 614

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the iShares Trust (the “Trust”) hereby respectfully requests acceleration of the effective date of Post-Effective Amendment No. 614 to its Registration Statement on Form N-1A, relating to the iShares MSCI All Country Asia Information Technology Index Fund (the “Fund”), a series of the Trust, so that it will become effective on December 28, 2011, or as soon thereafter as practicable.

Previous filings relating to the Fund are:

PEA No.	Date Filed	Form Type	Automatic Effective Date
614	November 1, 2011	485APOS	75 days after filing

We request that we be notified of such effectiveness by a telephone call to Benjamin Haskin of Willkie Farr & Gallagher LLP at (202) 303-1124.

The Trust hereby acknowledges that, if the Securities and Exchange Commission (or its staff, acting pursuant to delegated authority) declares the filing effective, such action:

(i)	does not foreclose the Commission from taking any action with respect to the filing;

(ii)	does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	may not be asserted by the Trust as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

iShares Trust

By:	/s/ Jack Gee
Jack Gee
Treasurer and Chief Financial Officer

SEI Investments Distribution Co.

By:	/s/ John Munch
John Munch
Secretary